Exhibit 99.5

November 12, 2026

Filed via SEDAR+

To All Applicable Exchanges and Securities Administrators

Subject:	Greenfire Resources Ltd. (the “Issuer”)
Notice of Meeting and Record Date

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer’s upcoming meeting of securityholders:

Meeting Type:	Special Meeting
Meeting Date:	January 12, 2027
Record Date for Notice of Meeting:	November 23, 2026
Record Date for Voting (if applicable):	November 23, 2026
Beneficial Ownership Determination Date:	November 23, 2026
Class of Securities Entitled to Vote:	Common
ISIN:	CA39525U1075
Issuer sending proxy materials directly to NOBOs:	No
Issuer paying for delivery to OBOs:	Yes
Notice and Access for Beneficial Holders:	No
Notice and Access for Registered Holders:	No

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

Odyssey Trust Company

as agent for Greenfire Resources Ltd.